LPBP Inc.	100 International Blvd.
Toronto, Ontario
M9W 6J6, Canada
Telephone: 416-213-0565
Fax: 416-213-1297

September 7, 2005

Mr. Jim B. Rosenborg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Rosenborg

Re: LPBP Inc.
Form 20-F for Fiscal Year Ended October 31, 2004
Filed April 28, 2005
File No. 000-31102

Set forth below are the responses to the comment letter dated July 14, 2005 of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the Annual Report on Form 20-F of LPBP Inc. ("LPBP" or the "Company", formerly known as Hemosol Inc.) filed with the Commission on April 28, 2005.

For the convenience of the Staff, each of the Staff's comments is reproduced below in its entirety in bold and is followed by the corresponding response.

To assist the Commission the following paragraphs summarizes the background and overview of the business relationships and how they impact the basis of presentation reflected in the financial statements.

Effective May 1, 2004, the Company and MDS Inc. ("MDS"), entered into a Plan of Arrangement (the "Arrangement") resulting in a reorganization of the Company's blood products business, which was operated by Hemosol Inc. prior to the Arrangement and is now operated by Hemosol LP (the "Blood Products Business") and MDS's Ontario labs business, which is now operated by MDS Laboratory Services LP (the "Labs Business"). This Arrangement was filed with the Commission on March 19, 2004 as Annex D to the Management Information Circular of Hemosol Inc., included in the Rule 13e-3 Transaction Statement of Hemosol Inc. filed in conjunction with the Arrangement. The legal form of this Arrangement is described in greater detail in Appendix A and the legal structure both before and after the Arrangement is shown in the chart included in Appendix B.

As a result of the Arrangement, the Company no longer operates an active business. The Blood Products Business, formerly operated by Hemosol Inc., the predecessor to LPBP, is now operated by Hemosol Corp., a separate SEC registrant through a 93% subsidiary, Hemosol LP. The Company has a limited partnership interest in the Labs Business and also holds an approximate 7% limited partnership interest in Hemosol LP. As part of the Arrangement, the Company is able to benefit from significant tax losses and tax loss carryovers accumulated from the Blood Products Business in previous years.

The financial statements of the Company for the period ended October 31, 2004 have been prepared on a continuity of interest basis as discussed in the following paragraphs.

Continuity of interest accounting is seen most often as a result of a share-for-share exchange leading to a reverse acquisition or a situation whereby similar sized entities are merged resulting in a pooling of interests. The basic theory behind continuity of interest accounting is that despite the legal structure of the transaction, the presentation in the financial statements should reflect the operating substance of the transaction. Hence, continuity of interests means using the continuing operating business for the basis of the comparative financial information.

The Arrangement has not resulted in any substantive change in ownership of either the Labs Business or the Blood Products Business. The Labs Business continues operations in substantially the same manner, while having its income shielded by the ability to utilize significant tax losses accumulated in prior years by the Company. In substance, the Company acts as a passive pass through agent for the income from the Labs Business and substantially remits that income to MDS. The Company's primary on-going business purpose is to hold a non-controlling, non-active management interest in the Labs Business.

As a result of the use of this basis of presentation, the following approach has been applied:

  For the Company, the accounting treatment is as though the Company has always owned a limited partnership interest in the Labs Business. The accumulated tax losses and the 7% investment in the Blood Products Business have been recognized from the date of the Arrangement. The pre-Arrangement financial results of the Blood Products Business are entirely excluded from the financial presentation of the Company.
  While Hemosol Corp is a new legal entity, for accounting purposes it has been assumed that the continuing operating entity is the Blood Products Business and we understand that the financial statements of Hemosol Corp. include the pre-Arrangement financial results of the Blood Products Business.
1. Please explain to us why you believe reflecting the financial results of LPBP prior to May 1, 2004 complies with Regulation S-X. If the intent of including the financial results of LPBP assuming the limited partnership interest in Labs LP existed prior to May 1, 2004, please include this pro-forma information outside the financial statements and comply with the pro-forma requirements of Rule 11 of Regulation S-X.

As explained above, the Company has accounted for the Labs Business as if it was always an investment and not as if the Labs Business was acquired from May 1, 2004. The accumulated tax losses and the 7% investment in the Blood Products Business have been recognized as assets from the date of the Arrangement. The financial results of the Blood Products Business are entirely excluded from the Company's financial presentation.

The recognition of the 7% equity investment in the Blood Products Business may be considered a business combination, although, in this instance the investment in the Blood Products Business is not considered significant as shown in Appendix C. The recognition of the future tax asset and the related unrealized benefit does not constitute a purchase of a business or an interest therein. Rule 11 of Regulation S-X requires pro-forma information when a significant business combination accounted for as a purchase has occurred and therefore, in our opinion there has been no such significant business combination.

2. Please clarify your basis for recording the future tax assets and the accounting treatment for the assets. Please tell us how your valuation allowance was determined. Tell us why no Canadian to U.S. GAAP reconciling item is required. Refer to SFAS 109.

Basis for recording the asset and the valuation allowance

A future tax asset was recognized in the Company's financial statements on the basis that the Company gained access to the unclaimed tax losses, research and development pools, and investment tax credits (collectively "the tax carryovers") through the Arrangement. As the Arrangement was accounted for as a continuity of interest and the tax carryovers do not represent a business, the Company applied the guidance in the Canadian accounting standards as set out in Emerging Issue Committee Abstract 110 (EIC-110) - "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", to recognize these tax assets for accounting purposes as an acquisition. EIC 110 is, in all substantive ways, equivalent to the US accounting standard EITF Abstract Issue No. 98-11.

As a result, immediately following the Arrangement, the Company recognized a $120 million future tax asset relating to the fair value of the available tax carryovers. This amount was determined following significant due diligence review of the tax carryovers. The due diligence findings did not result in any downward adjustments to the tax carryovers that were originally reported in the Company's pre-reorganization tax returns.

At October 31, 2004, the Company's tax provision schedules reported gross future tax carryovers (i.e. future cash value) of $123.1 million prior to any drawdown for the 2004 tax provision. At the time the 2004 financial statements were finalized, tax returns for the Company had not been prepared, nor were the tax elections relating to the reorganization events finalized. In management's view, in the absence of the tax returns and elections, or an audit by tax authorities, the most accurate view of the Company's future tax assets was represented by the due diligence findings. Accordingly, the opening future tax asset for the Company's 2004 taxation year was valued at $120 million.

The valuation allowance that arises from that approach is the $3.1 million reported in note 6 (b) of the 2004 annual financial statements. At October 31, 2004 the Company reported a net future tax asset of $112.6 million, which is the difference between the $120 million asset initially recognized, less the 2004 tax provision of $7.3 million. In the future, the Company will adjust its tax assets for any evidence that becomes available that changes the amount of tax assets the Company expects to realize. This evidence may include audit findings relating to the Company's research and development claims that affect investment tax credits or the impact on loss carryovers resulting from income tax audit conclusions.

Fundamental to the recognition of a tax asset is the expectation that the realization of the tax asset is more likely than not. This principle is the same under both Canadian and U.S. GAAP. Application of that principle to the Company requires the existence of a reliable source of income sufficient to utilize the tax carryovers prior to their expiry. The Company has a 99.99% interest in the Labs Business. This business is expected to have a stable source of revenues, a predictable cost structure and therefore a reliable source of net income. Based on the income that the Company will earn from the partnership, management expects the Company to fully utilize its tax carryovers within approximately eight years of the Arrangement, before any of the tax carryovers expire.

The other element relevant to application of EIC 110 is recognition of the deferred credit that arises because the $120 million future tax asset recognized on the reorganization, exceeds the $13 million of consideration the Company effectively paid for the tax carryovers. This difference was initially recognized as a $107 million deferred credit in the Company's financial statements. As required by EIC 110, the deferred credit is presented on the balance sheet distinct from the future tax asset and it is to be amortized against "income tax expense in proportion to the net reduction in the future income tax asset that gave rise to the deferred credit". In 2004, the Company reported a future tax asset drawdown of $7,361 thousand, against which the $6,571 thousand deferred credit drawdown was offset. This resulted in a $790 thousand future tax expense as reported on the Company's statement of income.

Reconciliation of Canadian to U.S. GAAP

No Canadian to U.S. GAAP reconciling item relating to tax accounts was presented in the Company's 2004 financial statements, because the principles for recording future tax assets (i.e. deferred tax asset in U.S. terms) are equivalent the guidance in EIC-110 is consistent with EITF Abstract Issue No. 98-11.
  both principles require the recognition of future assets relating to tax carryovers;
  measurement of a future tax asset is based on enacted tax law for US GAAP purposes and substantively enacted tax law for Canadian GAAP purposes. There are currently no material differences between substantively enacted and enacted tax law as to how tax law impacts the Company;
  valuation allowances are necessary when there is insufficient evidence relating to income expected in the future to utilize the tax carryovers; and
  the threshold for tax asset recognition is identical, being the application of a more likely than not test.
3. We note from your disclosures that you have accounted for the limited partnership interest in Labs Inc. using the continuity of interest method. This would appear to be similar to the pooling of interest method as previously allowed under US GAAP. Please tell us what the continuity of interest method is, and specifically state if it is similar to the pooling of interest method under US GAAP. If the continuity of interest method is similar to the pooling of interest method, please explain to us why there is no reconciling difference between the financial statements prepared under Canadian GAAP and US GAAP since pooling of interest is not allowed under US GAAP. Please clarify to us your accounting treatment and basis for the accounting treatment used for the transactions discussed in Note 1.

As described above, continuity of interest describes a business combination whereby there has been a transfer of a business in which there is no substantive change in the owner's interest in the business transferred and generally represents a rearrangement of the legal interests and lacks significant economic substance. In such instances, a change in the accounting basis of measurement of the assets and liabilities legally transferred is inappropriate.

In certain ways, this may be considered similar to the pooling of interest method as previously allowed under US GAAP; however, in this specific situation the application is more analogous to a reverse acquisition. For the purpose of this analogy, the acquiror would have been the pre-Arrangement business that held a passive limited partnership interest in the Labs Business ["Acquiror"]. In this case, the Acquiror recognized the accumulated tax carry-overs and the 7% investment in the Blood Products Business in the Company's financial statements from the date of the Arrangement and not as if the Acquiror and these asset had been combined since inception. In our opinion, this accounting treatment is consistent with US GAAP, specifically paragraphs 15 through 19 of Financial Accounting Standard No. 141 - "Business Combinations" that recognises the acquiring entity for accounting purposes may not be the legal acquiror.

The accounting treatment and basis for the accounting treatment used for the transactions discussed in Note 1 to the 2004 financial statements has been discussed above.

4. Please tell us why you believe the financial statements of MDS Laboratory Services LP prior to May 1, 2004 are not required to be included in the filing. Please refer to Rule 3-09 of regulation S-X. We note that you have included the equity in earnings of investees prior to May 1, 2004 and that the amounts are significant to your financial statements.

In our opinion, the financial statements of MDS Laboratory Services LP are not required prior to May 2004 because subsection (b) of Rule 3-09 of Regulation S-X states that the Company is only required to include audited financial statements of a significant subsidiary or equity investee for the period from the date that the Company owned the business.

Furthermore, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's public filings; that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under federal securities law of the United States.

If you would like to discuss any of our responses to the comments, or if you would like to discuss any other matters, please telephone me at 416-213-0565 or my cell 647-280-3281.

Yours truly,

LPBP Inc.

John R. Anderson
CEO and CFO

cc: Mr. Joseph Roesler, Staff Accountant, SEC
Members of the Audit Committee, LPBP Inc.
Mr. Martin Lundie, Ernst & Young LLP

Appendix A : Summary of Arrangement

A summary of the Arrangement is as follows:

  Shareholders of the Company, including MDS, exchanged each common share of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each holder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company, Hemosol Corp. in exchange for shares of Hemosol Corp.
  The Company transferred the Blood Products Business to Hemosol LP for a 100% limited partnership interest.
  The Company then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in the Blood Products Partnership.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.
  MDS contributed its 99.99% interest in Labs LP to the Company in exchange for 38,322,390 Class A Shares and 11,134,648,627 Class B Non-Voting Shares.
  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company and MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.
As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the above, the Company is expected to be able to benefit from significant tax loss carryovers, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The operating losses accumulated through the previously owned Blood Products Business have an estimated total value of $120 million.

Appendix B : Diagrams Summarizing the Arrangement

The corporate structure immediately prior to the Arrangement is shown in the following diagram:

The corporate structure immediately after the Arrangement is shown in the following diagram:

Appendix C : 7% Investment in Hemosol LP - Significance Tests

Amounts shown in thousands of Canadian dollars.

Hemosol LP LPBP Inc. %

Asset test $5,322 $34,796 15.3%

Investment and Advance test $5,322 $34,796 15.3%

Net income test $2,566 $48,230 5.3%

Each of the three tests are lower than the 20% threshold and no the acquisition of the 7% investment in Hemosol LP is not considered a significant business acquisition for purposes of Regulation S-X 3-05.